UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GLOBALWISE INVESTMENTS, INC.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

37938V 10 0

(CUSIP number)

Thomas D. Moss Globalwise Investments, Inc. 2190 Dividend Drive Columbus, Ohio 43228 (614) 921-8170

(Name, address and telephone number of person authorized to receive notices and communications)

February 10, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37938V 10 0

(1)	Names of reporting persons Thomas D. Moss
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,478,450
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,478,450
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,478,450
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 7.6%
(14)	Type of reporting person (see instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Globalwise Investments, Inc. (the “Issuer”). The CUSIP number of this class of securities is 37938V 10 0. The principal executive offices of the Issuer are located at 2190 Dividend Drive, Columbus, Ohio 43228.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Thomas D. Moss.

(b) Mr. Moss’s address is 2190 Dividend Drive, Columbus, Ohio 43228.

(c) Mr. Moss, whose business address is 2190 Dividend Drive, Columbus, Ohio 43228, is a director of the Issuer, and is also the Chief Software Engineer of Intellinetics, Inc. (“Intellinetics”).

(d) During the last five years, Mr. Moss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Moss has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Moss is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On February 10, 2012, pursuant to a Securities Exchange Agreement (the “Exchange Agreement”) by and between the Issuer and Intellinetics, all of the former shareholders of Intellinetics transferred to the Issuer all of their shares of Intellinetics common stock in exchange for the issuance of 28,034,850 shares of the Issuer’s Common Stock, constituting approximately 86% of the Issuer’s total shares outstanding immediately following the closing of the transaction (such transaction, the “Share Exchange”).

Pursuant to the Exchange Agreement and the Share Exchange, Thomas D. Moss became the beneficial owner of 2,478,450 shares of the Issuer’s Common Stock.

Item 4. Purpose of Transaction.

The purpose of the Exchange Agreement was for the Issuer to acquire control of Intellinetics, an enterprise content management software development, sales, and marketing company.

As a result of the closing of the Exchange Agreement, the Issuer ceased to be a “shell company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result of the Share Exchange, Intellinetics became the Issuer’s wholly-owned subsidiary.

In connection with the closing of the Exchange Agreement on February 10, 2012, Linda L. Perry resigned as Secretary/Treasurer and director of the Issuer, and Donald R. Mayer resigned as President of the Issuer. Also on February 10, 2012, in connection with the closing of the Exchange Agreement, William J. Santiago, a former Intellinetics shareholder, was appointed as a director of the Issuer and as the President and Chief Executive Officer of the Issuer. Matthew L. Chretien, another former Intellinetics shareholder, was appointed as the Executive Vice President, Chief Technology Officer, and Treasurer of the Issuer. A. Michael Chretien, another former Intellinetics shareholder, was appointed as the Vice President of Compliance and Secretary of the Issuer.

Effective February 27, 2012, pursuant to the Exchange Agreement and ten days following the dissemination to the Issuer’s shareholders of an information statement on Schedule 14f-1, Donald R. Mayer resigned as a director of the Issuer, the bylaws of the Issuer were amended to allow for between three and nine directors, the authorized number of directors of the Issuer was set at six, and five individuals were appointed as directors of the Issuer. The new directors are Thomas D. Moss, and other former Intellinetics shareholders Matthew L. Chretien, A. Michael Chretien, Raymond M. Shealy, and Rye D’Orazio. Also effective February 27, 2012, Matthew L. Chretien was appointed as the Chief Financial Officer of the Issuer.

For more details of the change in control of the Issuer and related events, please refer to Items 5.01, 5.02, and 5.06 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 13, 2012, and Items 5.02 and 5.03 of the Issuer’s Current Report on Form 8-K, filed with the SEC on March 1, 2012.

Except as set forth herein, Mr. Moss has no other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any other person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Mr. Moss reserves the right from time to time to acquire or dispose of shares of Common Stock of the Issuer or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by Mr. Moss to the extent deemed advisable in light of general investment policies, market conditions and other factors, and to the extent permitted by applicable law.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Thomas D. Moss beneficially owns an aggregate of 2,478,450 shares of the Issuer’s Common Stock, which represents approximately 7.6% of the Issuer’s outstanding Common Stock.

(b) Mr. Moss directly owns 2,478,450 shares of Common Stock of the Issuer as described in this report. He holds sole voting power and sole disposition power over all of these 2,478,450 shares.

(c) Except as described in Sections 3 and 4 of this Schedule 13D, no transactions in the Common Stock of the Issuer were effected during the past sixty days by Mr. Moss.

(d) To the best knowledge of Mr. Moss, no person other than Mr. Moss has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the 2,478,450 shares of Common Stock reported in Item 5(a), except as disclosed in Item 5(b) above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Thomas D. Moss has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1.	Securities Exchange Agreement, dated February 10, 2012, by and between Globalwise Investments, Inc. and Intellinetics, Inc.*

*	Incorporated by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on February 13, 2012.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas D. Moss
Name:	Thomas D. Moss
Date:	March 2, 2012